October 6, 2015

VIA EDGAR

Jonathan Burr

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	IPC Healthcare, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 9, 2015
File No. 001-33930

Dear Mr. Burr:

On behalf of IPC Healthcare, Inc. (the “Company”), this letter responds to the letter dated October 2, 2015 (the “Comment Letter”), regarding comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s preliminary proxy statement on Schedule 14A filed on September 9, 2015. The Company is concurrently preparing a revised preliminary proxy statement on Schedule 14A (the “Revised Proxy Statement”), which incorporates the revisions discussed below together with certain other updates.

For your convenience, set forth below in italics are each of the comments in the Comment Letter, followed by the Company’s response to that comment, including, where applicable, a cross-reference to the location of the changes made in response to the Staff’s comment. All page numbers refer to the page numbers in the Revised Proxy Statement. Attached to this letter are excerpted changed pages illustrating the changes in the Revised Proxy Statement.

Background of the Merger, page 31

1. With respect to the BPCI discussions referenced on page 33, please revise to clarify what “potential impact” was expected. Similarly, to the extent material please revise the background of negotiations with Team Health to address any discussions regarding BPCI.

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Jonathan Burr

Securities and Exchange Commission

October 6, 2015

Response:

The Company has revised the disclosure on page 33 to clarify the board’s review of the potential impact that BPCI could have on the Company as being the BPCI Core Estimates (described in the section entitled “Financial Projections” on page 43 of the Revised Proxy Statement).

Aside from limited disclosure concerning the availability of the BPCI opportunity during the due diligence process, there were no material discussions between IPC and Team Health with respect to BPCI (and no disclosure or discussion of the BPCI Core Estimates or BPCI Additional Estimates) during the course of negotiations with Team Health, therefore the Company does not have any additional disclosures to make regarding discussions with Team Health with respect to BPCI.

Financial Projections, page 46

2. We note the statement on page 47 that IPC Stockholders are cautioned “not to place any reliance” on the projections. While it may be acceptable to include qualifying language concerning estimates, it is inappropriate to tell shareholders not to rely on the disclosure. Please revise.

Response:

The Company has deleted the sentence on page 47 of the Revised Proxy Statement cautioning IPC Stockholders “not to place any reliance” on the projections.

Opinions of Our Financial Advisors, page 47

3. We note that Evercore’s fairness opinion on page C-3 states that it is “subject to [Evercore’s] prior consent.” Please disclose that Evercore consented to the use of its opinion in the document.

Response:

The Company has added disclosure on page 55 of the Revised Proxy Statement in response to the Staff’s comment.

Golden Parachute Compensation, page 65

Jonathan Burr

Securities and Exchange Commission

October 6, 2015

4. We note that, instead of being cashed out at the merger price, certain equity awards will be exchanged for new equity awards in Team Health at a specified exchange ratio. While the Commission has stated that previously vested equity awards are not themselves compensation “that is based on or otherwise relates to” the transaction under Item 402(t), it is unclear whether the grant of these new equity awards is providing additional compensation to named executive officers that is based on or otherwise relates to the transaction. Please provide your analysis in this regard. If you believe that the new awards are designed to provide the same economic value to holders as the existing awards, please demonstrate how you arrived at this conclusion, especially given the use of a VWAP in establishing the exchange ratio.

Response:

The golden parachute table excludes vested option awards in accordance with the Commission’s views that those amounts are not themselves compensation “that is based on or otherwise relates to” the transaction. Vested option awards are being converted in a manner that is intended to preserve the economic value of the awards in the merger. In addition, for stock options, applicable tax regulations constrain the parties from adjusting the options other than proportionate adjustments to reflect the corporate transaction. Furthermore, the use of a five-day weighted average trading price for Team Health shares was designed to minimize the impact of any stock price fluctuations immediately prior to conversion and was not intended to increase the economic benefits received by participants as compared to shareholders generally. We believe the five-day weighted average trading price is a reasonable valuation methodology in this context and note that the SEC’s instructions to Rule 402(t)(2) (relating to the reporting of the value of equity awards which are not cashed out) similarly requires the use (for reporting purposes) of a five day trading average. The Company has modified the disclosure under the golden parachute table to clarify that the converted options are excluded as they do not represent compensation that is based on or otherwise relates to the transaction. In addition, the Company added a cross reference to the Executive Officer Vested Equity Awards Summary Table where the value of the vested options, based on the difference between the merger consideration and the exercise price, is reported.

With respect to unvested equity awards, the Company has included in the golden parachute table the value of the converted equity awards based on the merger consideration as such awards would vest upon a qualifying termination of employment in connection with or following the transaction.

Jonathan Burr

Securities and Exchange Commission

October 6, 2015

5. We note the golden parachute disclosure on page 65. In the respective footnotes, please quantify each separate form of compensation included in the aggregate totals. See Instruction 4 to Item 402(t)(2) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has modified the disclosure to separately quantify each separate form of compensation included in the aggregate totals.

Explanatory Note Regarding the Merger Agreement, page 74

6. We note your statements that the merger agreement is described and included “only to provide you with information regarding its terms and conditions and not to provide any other factual information.” Please revise to remove the implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 74 of the Revised Proxy Statement to remove the implication that the merger agreement does not constitute public disclosure under the federal securities laws. We clarified that the inclusion of the merger agreement and the description of the merger agreement are not intended to modify or supplement any factual disclosures in the Company’s public reports filed with the Commission and that investors should not independently rely on the representations and warranties contained in the merger agreement.

In response to the Staff’s request for a written statement from the Company regarding the Company’s disclosure obligations and the comment process, we confirm on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jonathan Burr

Securities and Exchange Commission

October 6, 2015

If you have any questions regarding the Company’s responses, please contact the undersigned at (213) 896-6072 or rkadlec@sidley.com.

Very truly yours,

/s/ Robert W. Kadlec

Robert W. Kadlec

cc (by email):	Kelli Newman (knewman@ipcm.com)
Daniel Clivner (dclivner@sidley.com)

Attachment

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14A

(RULE 14A-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

Filed by the Registrant  ☒                             Filed by a Party other than the Registrant  ☐

Check the appropriate box:

☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

IPC HEALTHCARE, INC.

(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☐	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

	(1)	Title of each class of securities to which transaction applies: Common Stock, $0.001 par value per share, of IPC Healthcare, Inc. (which we refer to as “IPC common stock”)
(2)

Aggregate number of securities to which transaction applies:

19,073,063 shares of IPC common stock, which consists of (a) 17,452,664 shares of IPC common stock as of October 2, 2015, (b) 1,147,284 shares of IPC common stock subject to issuance upon exercise of outstanding options with exercise prices below $80.25 as of October 2, 2015, (c) 435,891 shares of IPC common stock with respect to outstanding awards of restricted stock, restricted stock units, and performance-based restricted stock units as of October 2, 2015 (which we refer to as “incentive shares”), and (d) 37,224 shares of IPC common stock with respect to accumulated contributions under the IPC The Hospitalist Company, Inc. Nonqualified Employee Stock Purchase Plan, Amended and Restated (which we refer to as the “ESPP”). The calculation of the aggregate amount of outstanding awards of performance units and performance shares assumes the satisfaction of the applicable performance goal(s) at the maximum level.

(3)

Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

In accordance with Exchange Act Rule 0-11, the filing fee of $173,732.52 was determined by multiplying 0.0001162 by the proposed maximum aggregate value of the transaction. The proposed maximum aggregate value of the transaction was calculated as the sum of (a) 17,452,664 shares of IPC common stock multiplied by $80.25 per share, (b) options to purchase 1,147,284 shares of IPC common stock with exercise prices below $80.25 per share, multiplied by $49.31 per share (which is the difference between $80.25 and the weighted average exercise price per share of $30.94), (c) 435,891 incentive shares multiplied by $80.25 per share, and (d) 37,224 shares of IPC common stock relating to the ESPP multiplied by $80.25 per share).

	(4)	Proposed maximum aggregate value of transaction: $1,495,116,338.79
	(5)	Total fee paid: $173,732.52

☒	Fee paid previously with preliminary materials

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	(1)	Amount Previously Paid:
	(2)	Form, Schedule or Registration Statement No.:
	(3)	Filing Party:
	(4)	Date Filed:

ii

management to enter into a nondisclosure and standstill agreement with Party A to facilitate such assessment and to contact two other companies in the healthcare industry (which we refer to as “Party C” and “Party D”), who had previously indicated an interest regarding a possible acquisition of IPC. Over the course of February and March, representatives from Credit Suisse contacted Party C and Party D at the instruction of our management, but neither indicated that they were interested in acquiring IPC at that time.

On February 17, 2015, IPC entered into a nondisclosure and standstill agreement with Party A and agreed to permit Party A to commence limited due diligence on IPC in order to facilitate Party A making a revised proposal reflecting a meaningfully higher purchase price. The standstill provision of the nondisclosure agreement expired automatically in accordance with its terms upon execution of a definitive merger agreement with a third party. Shortly thereafter, on February 18, 2015, representatives of Party A met with IPC management for an in-person diligence meeting where IPC management shared its five-year financial model. On February 19, 2015, Dr. Singer held a follow-up call with Credit Suisse to further discuss the potential transaction with Party A and Credit Suisse’s preliminary financial analysis of IPC and the Party A January 16 Proposal. The next day, Dr. Singer met with members of IPC’s management to discuss the above communications and their assessment as to whether Party A would be likely to increase its price to a level which our board would determine is sufficiently attractive to pursue a transaction.

On February 25, 2015, IPC management held a follow-up in-person meeting with representatives of Party A and representatives of Party A’s financial advisor. During the meeting, IPC management shared its five-year financial model and supplementary financial data.

On March 4, 2015, our board held a regularly scheduled meeting at which representatives from Sidley Austin were present. Our board reviewed IPC’s current business and management’s preliminary assessment of the illustrative net profit impact from IPC’s participation in the Bundled Payments for Care Initiative (known as “BPCI”), which we refer to as the “BPCI Core Estimates” described in the section entitled “Financial Projections,” beginning on page 43. In addition, our board reviewed the current state of discussions with Party A and other potential bidders for IPC. Sidley Austin also reviewed the board’s fiduciary duties in the context of a possible acquisition.

On March 25, 2015, Party A submitted a revised, non-binding proposal (which we refer to as the “Party A March 25 Proposal”) to acquire 100% of the outstanding IPC common stock for $58.00 to $60.00 per share, which represented an approximately 25% to 30% premium to the closing price of IPC common stock as of that date. Party A proposed a cash and stock transaction, of which $375 million would be in the form of Party A’s common stock. The cash required for the transaction would come from a combination of cash on hand, revolver capacity and the proceeds of a new debt financing.

After receipt of the Party A March 25 Proposal, and for the next two months thereafter, Dr. Singer and other members of IPC’s management team held multiple calls with Credit Suisse to discuss the potential acquisition by Party A, including discussions of Credit Suisse’s preliminary financial analysis of IPC and the Party A March 25 Proposal.

On April 3, 2015, our board held a special meeting at which representatives from Credit Suisse were present. The representatives from Credit Suisse discussed their updated preliminary financial analysis of IPC and the Party A March 25 Proposal, including analysis based on the range of the illustrative net profit impact of the BPCI program on IPC’s business based on the BPCI Core Estimates, and IPC management’s assessment of the potential synergies anticipated to result from a business combination with Party A. The representatives from Credit Suisse also updated the board as to the status of the discussions with Party C and Party D regarding a potential acquisition of IPC. After discussion, our board determined that the Party A March 25 Proposal was still inadequate and instructed representatives of Credit Suisse to communicate the board’s view to Party A. Our board also instructed IPC management to meet with Party A and provide further support for the board’s view that an appropriate valuation of IPC exceeded the price proposed by Party A. Our board recommended subsequent

On June 22, 2015, our board held a special telephonic meeting at which representatives of Credit Suisse were present. Pursuant to the Cooper Recusal, Dr. Cooper was not present for this meeting. The representatives from Credit Suisse summarized their communications with Party A and its financial advisor in connection with the Party A June 19 Proposal and IPC management summarized the status of its discussions with other potential acquirers. After discussion, our board determined the Party A June 19 Proposal to be sufficient to continue discussions and due diligence with Party A, and directed IPC management to continue such discussions and due diligence. Our board also discussed other prospective parties that might have an interest in acquiring IPC and instructed management and Credit Suisse to initiate discussions and contact such potential parties in order to explore their interest with respect to a potential transaction with IPC.

During the weeks of June 22 and June 29, representatives from Credit Suisse, at the request of our board, contacted nine (9) additional prospective strategic parties in the healthcare industry (including Team Health, Party C and Party D) on behalf of IPC to discuss a potential acquisition. Of these nine (9) additional prospective parties, six (6) expressed interest in obtaining further information regarding IPC and four (4) of these parties (including Team Health, Party C and Party E) ultimately entered into nondisclosure and standstill agreements with IPC. On July 2, 2015, Team Health and IPC entered into the nondisclosure and standstill agreement. None of these nondisclosure and standstill agreements prohibit the counterparty from privately (and not publicly) submitting to the Company a proposal to acquire IPC following the execution by IPC of a definitive merger agreement with a third party. The four parties that entered into nondisclosure and standstill agreements were sent Confidential Information Presentations and commenced diligence relating to the potential acquisition. Over the next several weeks each of the six (6) parties (with the exception of Team Health) that had expressed interest in IPC ultimately indicated to Credit Suisse that, for a variety of reasons, they did not intend to submit a letter of interest and were not prepared to move forward with the process to acquire IPC.

Party A was provided access to IPC’s virtual data room on July 3, 2015. Throughout July, 2015, IPC management and Party A, and their respective advisors and representatives, held several calls and meetings to discuss Party A’s due diligence and other questions related to the potential transaction.

On July 9, 2015, Dr. Singer and Mr. Snow had a telephonic conversation regarding a potential transaction between Team Health and IPC. Mr. Snow expressed Team Health’s interest in participating in the transaction process and due diligence.

On July 10, 2015, Team Health delivered to Dr. Singer a non-binding indication of interest (which we refer to as the “Team Health July 10 Proposal”) which proposed a transaction to acquire all of the issued and outstanding IPC common stock for $63.00 to $66.00 per share, which represented an approximately 14% to 19% premium to the closing price of IPC common stock on that day. The Team Health July 10 Proposal set forth a transaction in which IPC’s stockholders would receive 50% of the consideration in cash with the remaining consideration delivered through common shares of Team Health, representing ownership of approximately 10% to 12% of the equity in the proposed combined company. Team Health indicated that it had retained the services of Citigroup Global Markets Inc. (which we refer to as “Citi”) as its financial advisor and Simpson Thacher & Bartlett LLP (which we refer to as “Simpson Thacher”) as its legal counsel. While Team Health indicated that it would require third party debt financing to fund the cash portion of the acquisition in part, the proposal further noted that closing the transaction would not be subject to a financing condition.

On July 13, 2015, representatives from IPC and Credit Suisse and representatives from Team Health and Citi had a telephonic diligence discussion.

On July 14, 2015, our board held a telephonic meeting at which representatives of Credit Suisse were present. Pursuant to the Cooper Recusal, Dr. Cooper was not present for this meeting. Representatives of Credit Suisse summarized the communications with, and proposals from, Team Health and Party A, and communications with the other prospective parties and their respective financial advisors, including a report that Party E had declined further interest in an acquisition of IPC.

Estimates, the BPCI Additional Estimates or the Sensitivity Cases to be predictive of actual future events, and they should not be relied upon as such. Neither we nor any of our affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Management Projections, the BPCI Core Estimates, the BPCI Additional Estimates and the Sensitivity Cases and none of them undertakes any obligation to update or otherwise revise or reconcile the Management Projections, the BPCI Core Estimates, the BPCI Additional Estimates or the Sensitivity Cases to reflect circumstances existing after the respective dates on which they were prepared or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management Projections, the BPCI Core Estimates, the BPCI Additional Estimates and the Sensitivity Cases are shown to be in error. We do not intend to make publicly available any update or other revision to the Management Projections, the BPCI Core Estimates, the BPCI Additional Estimates or the Sensitivity Cases, except as otherwise required by law. Neither we nor any of our affiliates, advisors, officers, directors or representatives has made or makes any representation to any IPC stockholder or other person regarding our ultimate performance compared to the information contained in the Management Projections, the BPCI Core Estimates, the BPCI Additional Estimates or the Sensitivity Cases or that the Management Projections, the BPCI Core Estimates, the BPCI Additional Estimates or the Sensitivity Cases will be achieved. We have made no representation to Team Health in the merger agreement or otherwise concerning the Management Projections, the BPCI Core Estimates, the BPCI Additional Estimates or the Sensitivity Cases.

The projections for EBITDA contained in the Management Projections refer to non-GAAP earnings before interest, taxes, depreciation and amortization. EBITDA, operating income and net income exclude the net change in fair value of contingent consideration from prior acquisitions of physician practices and are non-GAAP measures that are used by our management as supplemental financial measurements to evaluate our operational trends and should not be considered as alternatives to net income, operating income or cash flow from operations as indicators of our operating performance. EBITDA, operating income and net income, as presented, are not defined under GAAP. Accordingly, they have limitations in that they do not reflect all of the amounts associated with our results of operations, as determined in accordance with GAAP, and may not be comparable measurements to those used by other companies.

Opinions of Our Financial Advisors

Opinion of Credit Suisse Securities (USA) LLC

On August 3, 2015, Credit Suisse rendered its oral opinion to our board (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) as to, as of August 3, 2015, the fairness, from a financial point of view, to the holders of IPC common stock other than Team Health, Sub and their affiliates of the merger consideration to be received by such holders in the merger pursuant to the merger agreement.

Credit Suisse’s opinion was directed to our board, and only addressed the fairness, from a financial point of view, to the holders of IPC common stock other than Team Health, Sub and their affiliates of the merger consideration to be received by such holders in the merger and did not address any other aspect or implication of the merger. The summary of Credit Suisse’s opinion in this proxy statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this proxy statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in its opinion. However, neither Credit Suisse’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement is intended to be, and they do not constitute, advice or a recommendation to any IPC stockholder as to how such stockholder should vote or act with respect to any matter relating to the merger.

In arriving at its opinion, Credit Suisse:

•	reviewed a draft, dated August 2, 2015, of the merger agreement;

•	reviewed certain publicly available business and financial information relating to IPC;

In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments, of IPC, Team Health and our respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

The issuance of the opinion was approved by an opinion committee of Evercore in accordance with Evercore’s customary practice. Evercore’s opinion, and any descriptions of and references to Evercore’s opinion, have been included in this proxy statement with the prior consent of Evercore in all respects.

Summary of Material Financial Analyses of Evercore

The following is a summary of the material financial analyses presented by Evercore to our board of directors at its meeting held on August 3, 2015, and that were used in connection with rendering its opinion described above. In accordance with customary investment banking practice, Evercore employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by Evercore. The following summary does not purport to be a complete description of the financial analyses performed by Evercore, nor does the order in which the analyses are described represent the relative importance or weight given to the analyses by Evercore. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone and, in order to fully understand the financial analyses used by Evercore, the tables must be read together with the full text of each summary. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Evercore’s financial analyses. Except as otherwise noted, all quantitative information, to the extent it is based on market data, is based on market data as it existed on or before July 31, 2015, the last trading day before the opinion was rendered, and is not necessarily indicative of current market conditions.

Evercore considered certain financial projections prepared by our management or developed by Evercore based on discussions with our management. For more information about the financial projections, see “Financial Projections” included elsewhere in this proxy statement.

Trading Range Analysis

Evercore performed a trading range analysis with respect to the historical share prices of our common stock. Evercore noted that the low and high trading prices per share of our common stock during the 52- week period ending on July 31, 2015 were approximately $36.12 and $58.98, compared to the closing price per share of our common stock of $55.45 on July 31, 2015.

Equity Research Analysts’ Price Targets

Evercore reviewed and analyzed future public market trading price targets for our common stock prepared and published by equity research analysts prior to July 31, 2015. These one year forward targets reflected each analyst’s estimate of the future public market trading price of our common stock. The range of analyst price targets for our common stock, discounted at a 10.1% cost of equity for 1 year, was $43.61 to $63.60 per share as of July 31, 2015. Evercore noted that the consideration to be received by holders of shares of our common stock pursuant to the merger agreement is $80.25 per share.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for our common stock and these estimates are subject to uncertainties, including our future financial performance and future financial market conditions.

Analysis of Precedent Transactions

Evercore reviewed publicly available information relating to selected acquisition transactions in the medical services industry (the “Precedent Transactions”). The Precedent Transactions reviewed were:

Target	Acquirer
vRad	MEDNAX, Inc.
Vista Staffing Solutions	Envision Healthcare Holdings, Inc.
Sound Physicians	Fresenius Medical Care
Sheridan Healthcare	Amsurg Corp.
Healogics Holding Corp.	Clayton Dubilier & Rice
CHG Healthcare Services Inc.	Leonard Green & Partners LP / Ares Management LLC
Emergency Medical Services Corporation	Clayton Dubilier & Rice
Sheridan Healthcare, Inc.	Hellman & Friedman LLC
Team Health Holdings, Inc.	The Blackstone Group L.P.
Merritt Hawkins (f/k/a MHA Group)	AMN Healthcare

Evercore chose the Precedent Transactions for purposes of this analysis because Evercore believed they represented relevant transactions in the medical services industry announced since October 1, 2005. Evercore derived the Aggregate Value and LTM EBITDA of the Precedent Transactions from company filings, press releases, investor presentations, Wall Street equity research, and Moody’s and Standard & Poor’s research reports. Although none of the Precedent Transactions is directly comparable to the merger, the companies that participated in the selected Precedent Transactions are such that, for the purposes of analysis, the Precedent Transactions may be considered similar to the proposed transaction.

For each of the Precedent Transactions, Evercore calculated the multiples of each target’s aggregate value to last twelve months EBITDA. From the range of multiples for the Precedent Transactions, the range selected by Evercore yielded a range of implied prices per share as set forth in the table below.

Aggregate Value/LTM EBITDA
Selected Multiple Range	10.0x – 12.0x
Implied Company Share Price Range	$34.67 - $42.27

Evercore noted that the consideration to be received by holders of shares of our common stock pursuant to the merger agreement is $80.25 per share, which implies an aggregate value to last twelve months EBITDA valuation multiple of 22.2x. Evercore also calculated that the additional per share value of BPCI ranged from $0.00 to $15.27 per share and that, when added to the price range implied by IPC’s last twelve months EBITDA, the implied per share equity value ranged from $34.67 to $57.54.

Analysis of Historical Premiums Paid

Evercore reviewed the premiums paid for all-cash change of control transactions for U.S. based companies with transaction values between $1.0 and $1.5 billion from January 14, 2010 to July 1, 2015. Evercore identified 54 transactions with the foregoing criteria.

Our Board of Directors; Reasons for the Merger”, the opinion of Evercore and its presentation to our board of directors were among a number of factors taken into consideration by our board of directors in making its determination to approve the merger agreement and the transactions contemplated thereby.

Under the terms of its engagement letter, Evercore provided us financial advisory services and a financial opinion in connection with the merger, and we agreed to pay Evercore an opinion fee of $1,000,000, paid on the delivery of its opinion letter; a milestone fee of $500,000, paid upon our public announcement of the merger; and a success fee of $1,500,000, which is contingent upon the closing of the merger. We have also agreed to reimburse Evercore for its reasonable out-of-pocket expenses, including legal fees, expenses and disbursements, incurred in connection with its engagement. In addition, we have agreed to indemnify Evercore and its members, partners, officers, directors, advisors, representatives, employees, agents, affiliates or controlling persons, if any, against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Evercore’s engagement.

In the two years prior to the date of its opinion, other than in connection with the engagement related to this transaction, the fee arrangements for which are described above, we have not paid any fees to Evercore or otherwise engaged Evercore. In addition, Evercore has advised us that, except for an immaterial matter unrelated to the transactions with IPC, for which Evercore has been engaged but not yet received any fees, in the two years prior to the date of its opinion it has not been engaged by, nor received fees from, Team Health. Evercore may seek to provide services to Team Health and us in the future and would expect to receive fees for the rendering of such services.

Interests of Directors and Executive Officers in the Merger

Members of our board and our executive officers have various interests in the merger described in this section that may be different from, or in addition to, the interests of IPC common stockholders generally. You should keep this in mind when considering the recommendation of the board for the approval of the merger. The members of our board were aware of these interests and considered them at the time they approved the merger agreement and in making their recommendation that common stockholders approve the merger. These interests are described below.

Treatment of Outstanding Equity Awards

IPC equity awards outstanding immediately prior to the consummation of the merger will generally be subject to the following treatment:

•	each outstanding option will be assumed and converted into an option to purchase shares of Team Health common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of IPC common stock subject to such stock option immediately prior to the effective time of the merger and (ii) the exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (a) the exercise price per share of such stock option by (b) the exchange ratio; provided that each option will remain subject to all other terms and conditions applicable to such option (including vesting and exercisability terms) immediately prior to the effective time;

•

each outstanding share of restricted stock will vest and all restrictions will lapse in accordance with the terms of the equity plan and/or award agreement governing such restricted stock, and each such share of restricted stock will be cancelled and converted into the right to receive the merger consideration (less any applicable withholding taxes); provided that, to the extent a share of restricted stock would not otherwise vest in accordance with the terms of the applicable equity plan and/or award agreement, such restricted stock will be converted into that number of shares of restricted stock of Team Health equal to the product of (i) the number of shares of IPC common stock subject to such award immediately prior to the effective time and (ii) the exchange ratio, and such converted restricted stock

Summary Tables

The following table sets forth the cash proceeds at $80.25 per share that each of our non-employee directors would receive at the closing of the merger in respect of outstanding equity awards, whether vested or unvested, held by such director as of October 2, 2015. Accordingly, the table describes payments in respect of equity awards that may vest prior to the completion of the merger based upon the completion of continued service with IPC and independent of the occurrence of the merger. All share and unit numbers have been rounded to the nearest whole number.

Director Equity Summary Table

Non-Employee Directors	Stock Options (#) (1)	Stock Options ($) (1)	RSU Awards (#) (1)	RSU Awards ($) (1)	Deferred RSU Awards (#) (1)	Deferred RSU Awards ($) (1)	Estimated Total Cash Consideration for Equity Awards ($)
Mark J. Brooks	16,151	$541,262	4,228	$339,297	—	—	$880,559
Thomas P. Cooper, M.D.	37,461	$1,828,180	4,228	$339,297	2,962	$237,701	$2,405,178
Francesco Federico, M.D.	27,877	$1,151,417	4,228	$339,297	—	—	$1,490,714
Woodrin Grossman	33,249	$1,530,234	4,228	$339,297	—	—	$1,869,531
C. Thomas Smith	22,400	$848,375	4,228	$339,297	—	—	$1,187,672
Chuck Timpe	16,400	$575,675	4,228	$339,297	—	—	$914,972
Robert M. Wachter, M.D.	4,005	$97,705	3,496	$280,554	—	—	$378,259

(1)	In connection with the merger, each equity award held by a non-employee director will vest and the holder will be entitled to receive an amount in cash (settled in compliance with Section 409A of the Internal Revenue Code of 1986, as amended) (i) in the case of RSUs, equal to the product of (A) the merger consideration and (B) the number of shares of common stock subject to such RSU award, and (ii) in the case of stock options, equal to the product of (A) the number of shares of IPC common stock subject to such option and (B) the excess, if any, of the merger consideration over the exercise price per share of IPC common stock subject to such option.

The following table sets forth the value at $80.25 per share that each of our executive officers would receive in connection with the closing of the merger in respect of vested stock options held by such executive officer as of October 2, 2015 if such executive officer exercised the vested stock options. No executive officer held any other vested equity awards as of October 2, 2015. All share numbers have been rounded to the nearest whole number.

Executive Officer Vested Equity Awards Summary Table

Executive Officers	Stock Options (#) (1)	Stock Options ($) (2)
Adam D. Singer, M.D.	292,902	$14,611,967
Richard H. Kline III	56,059	$2,204,415
R. Jeffrey Taylor	278,602	$15,621,413
Richard G. Russell	128,784	$6,793,462
Kerry E. Weiner, M.D.	37,873	$1,372,171

(1)	Stock options will be converted into a stock option denominated in Team Health shares based on the exchange ratio. Converted stock options will remain subject to the terms and conditions that were applicable to the stock options (including exercisability terms) immediately prior to the consummation of the merger. The amounts reported in this column represent vested stock options as of October 2, 2015.

(2)	The values set forth in this column do not include the value relating to equity awards that are unvested as of October 2, 2015, including certain awards which may vest pursuant to the terms of the equity awards based upon the completion of continued service with IPC or the prior achievement of performance goals, in either case, independent of the occurrence of the merger.

Assuming completion of the merger as of October 2, 2015 and a qualifying termination of employment immediately thereafter, the following table sets forth the value at $80.25 per share that each of our executive officers would receive in respect of their unvested stock option awards, restricted stock awards, RSU awards, and PBRSU awards, including the value of awards that may vest prior to the completion of the merger based upon the completion of continued service and/or the prior achievement of the applicable performance goals, in either case, independent of the occurrence of the merger. No executive officer held any other unvested equity awards as of October 2, 2015. All share and unit numbers have been rounded to the nearest whole number.

Executive Officer Unvested Equity Awards Summary Table

Executive Officers	Stock Options (#) (1)	Stock Options ($) (1)	Restricted Stock Awards (#) (2)	Restricted Stock Awards ($) (2)	RSU Awards (#) (3)	RSU Awards ($) (3)	PBRSU Awards (#) (4)	PBRSU Awards ($) (4)	Estimated Total Cash Consideration for Unvested Equity Awards ($) (5)
Adam D. Singer, M.D.	9,103	$316,086	1,675	$134,419	20,174	$1,618,964	53,664	$4,306,536	$6,376,005
Richard H. Kline III	3,984	$141,542	1,925	$154,481	10,741	$861,965	28,223	$2,264,896	$3,422,884
R. Jeffrey Taylor	8,555	$300,643	1,675	$134,419	20,203	$1,621,291	53,626	$4,303,487	$6,359,840
Richard G. Russell	4,297	$150,876	825	$66,206	11,871	$952,648	31,594	$2,535,419	$3,705,149
Kerry E. Weiner, M.D.	2,714	$95,098	525	$42,131	7,083	$568,411	18,872	$1,514,478	$2,220,118

(1)	Stock options will be converted into a stock option denominated in Team Health shares based on the exchange ratio. Converted stock options will remain subject to the terms and conditions that were applicable to the stock options (including vesting and exercisability terms) immediately prior to the effective time. The amounts reported in this column would vest upon a qualifying termination of employment in connection with the consummation of the merger.
(2)	Restricted stock awards granted under our 2007 Equity Participation Plan vest fully and have all restrictions lapse automatically upon consummation of the merger. The amounts reported in this column vest upon the consummation of the merger.
(3)	RSU awards will be converted into RSUs denominated in Team Health shares based on the exchange ratio. Converted RSUs will remain subject to the terms and conditions that were applicable to the RSUs (including vesting terms) immediately prior to the consummation of the merger. The amounts reported in this column would vest upon a qualifying termination of employment in connection with the consummation of the merger.
(4)	PBRSU awards will be converted into RSUs denominated in Team Health shares based on the exchange ratio and actual performance for awards with performance periods that end on or prior to the effective time. Converted PBRSUs are subject to the same terms and conditions as were applicable to such PBRSUs prior to the consummation of the merger; provided that vesting provisions relating to achievement of performance targets will be subject to revision, in the reasonable discretion of Team Health, following the closing in order to appropriately reflect the acquisition by Team Health and changes to the business of IPC as a result thereof. The 2015 PBRSUs are reported assuming a 175% payout level based on the terms of the underlying award agreement, and the 2014 PBRSUs are reported assuming a 100% payout level, in each case, based on estimated performance as of October 2, 2015. The amounts reported in this column would vest upon a qualifying termination of employment in connection with the consummation of the merger.
(5)	Depending on when the merger occurs, certain equity awards that are unvested as of October 2, 2015 may vest pursuant to the terms of the equity awards based upon the completion of continued service with IPC or the prior achievement of performance goals, in either case, independent of the occurrence of the merger.

Please see the “Golden Parachute Compensation” section below for a quantification of the amounts each executive officer would be eligible to receive under the applicable Executive Change in Control Plan and his respective employment agreement.

New Employment Arrangements

As of the date of this proxy statement, other than the arrangements discussed in this proxy statement, none of our executive officers has entered into any arrangements or agreement with Team Health regarding employment with, or the right to purchase or participate in the equity of, Team Health or the surviving corporation. Although no such agreement or arrangement exists as of the date of this proxy statement, certain of our executive officers may, prior to the completion of the merger, have discussions from time to time with respect to such arrangements and enter into new arrangements with Team Health or its subsidiaries regarding employment with, or the right to purchase or participate in the equity of, Team Health, certain of its subsidiaries or the surviving corporation.

Golden Parachute Compensation

In accordance with Item 402(t) of Regulation S-K, the tables below present the estimated amounts of compensation that each named executive officer could receive that are based on or otherwise relate to the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation which will or may become payable to our named executive officers. This merger-related compensation is subject to a non-binding advisory vote of common stockholders, as set forth in Proposal 2 in this proxy statement. See the section entitled “Proposal 2: Non-Binding Compensation Advisory Proposal,” beginning on page 27.

The amounts set forth below have been calculated assuming the merger is consummated on October 2, 2015 (the last practicable date determined in accordance with Item 402(t) of Regulation S-K) and assuming each named executive officer experiences a qualifying termination of employment as of the same date, immediately following completion of the merger. The amounts indicated below are estimates of amounts that would be payable to the named executive officers, and the estimates are based on multiple assumptions that may or may not actually occur, including assumptions described in this proxy statement. Some of the assumptions are based on information not currently available, and as a result the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below. All dollar amounts set forth below have been rounded to the nearest whole number.

Golden Parachute Compensation (1)

Named Executive Officer	Cash (2)	Equity (3)	Pension / NQDC (4)	Perquisites / Benefits (5)	Tax Reimbursement (6)	Other	Total
Adam D. Singer, M.D.	$1,854,255	$6,376,005	—	$88,881	—	—	$8,319,141
Chief Executive Officer and Chairman of the Board

Richard H. Kline III	$879,635	$3,422,884	—	$10,124	—	—	$4,312,643
Chief Financial Officer

R. Jeffrey Taylor	$1,157,773	$6,359,840	—	$10,124	$930,000	—	$8,457,737
President and Chief Operating Officer

Richard G. Russell	$901,904	$3,705,149	—	$49,225	—	—	$4,656,278
Executive Vice President and Chief Development Officer

Kerry E. Weiner, M.D.	$845,018	$2,220,118	—	$17,086	—	—	$3,082,222
Chief Medical Officer

(1)	All amounts reflected in the table are attributable to double-trigger arrangements (i.e., the amounts are triggered by the change in control that will occur upon completion of the merger and payment is conditioned upon the officer’s qualifying termination of employment), except for the accelerated vesting of outstanding restricted stock awards granted under the 2007 Equity Participation Plan upon consummation of the merger.
(2)	Amounts reflect the cash severance benefits that would be payable upon a change in control under the Executive Change in Control Plans, assuming the occurrence of a change in control and a qualifying termination by IPC without cause or by the executive for good reason 90 days prior to or within 18 months following the change in control. These amounts are subject to the execution of a release of claims in favor of IPC. The cash severance benefits equal 12 months (18 months for Dr. Singer) of continuation of executive’s salary (Dr. Singer—$814,500, Mr. Kline—$395,000, Mr. Taylor—$465,000, Mr. Russell—$405,000, and Dr. Weiner—$395,000) and one times (one and one-half times for Dr. Singer) executive’s annual target short-term cash incentive bonus for the year in which the termination occurs (Dr. Singer—$692,325, Mr. Kline—$276,500, Mr. Taylor—$395,250, Mr. Russell—$283,500, and Dr. Weiner—$256,750). These amounts also include a pro-rated annual bonus for the year in which the termination occurs, based on actual performance and pro-rated to the executive’s date of termination (Dr. Singer—$347,430, Mr. Kline—$208,135, Mr. Taylor—$297,523, Mr. Russell—$213,404, and Dr. Weiner—$193,268).
(3)	Amounts reflect the value of accelerated equity to be received by each named executive officer in connection with the completion of the merger or a qualifying termination of employment following the merger. These amounts include the value of the awards, based on the $80.25 merger consideration, that may vest prior to the completion of the merger based upon the completion of continued service with IPC and/or the prior achievement of performance goals, in either case independent of the occurrence of the merger. In accordance with applicable SEC executive compensation disclosure rules, this column does not include the value of vested options as the value of such options is not deemed compensation that is based on or otherwise relates to the transaction. Please see the Executive Officer Vested Equity Awards Summary Table for further information regarding the value of the vested options held by each named executive officer, determined based on the $80.25 merger consideration. No named executive officer holds any other unvested equity awards:

SINGLE TRIGGER EQUITY ACCELERATION (A)

	Unvested Restricted Stock Awards (#)	Unvested Restricted Stock Awards ($)
Adam D. Singer, M.D.	1,675	$134,419
Richard H. Kline III	1,925	$154,481
R. Jeffrey Taylor	1,675	$134,419
Richard G. Russell	825	$66,206
Kerry E. Weiner, M.D.	525	$42,131

DOUBLE TRIGGER EQUITY ACCELERATION (B)

Executive Officers	Unvested Stock Options (#) (1)	Unvested Stock Options ($) (1)	Unvested RSU Awards (#) (3)	Unvested RSU Awards ($) (3)	Unvested PBRSU Awards (#) (4)	Unvested PBRSU Awards ($) (4)
Adam D. Singer, M.D.	9,103	$316,086	20,174	$1,618,964	53,664	$4,306,536
Richard H. Kline III	3,984	$141,542	10,741	$861,965	28,223	$2,264,896
R. Jeffrey Taylor	8,555	$300,643	20,203	$1,621,291	53,626	$4,303,487
Richard G. Russell	4,297	$150,876	11,871	$952,648	31,594	$2,535,419
Kerry E. Weiner, M.D.	2,714	$95,098	7,083	$568,411	18,872	$1,514,478

(A)	Grants of restricted stock under IPC’s 2007 Equity Participation Plan provide for accelerated vesting upon a change in control.

(B)	Pursuant to the terms of the merger agreement, and apart from the restricted stock awards which vest automatically upon a change in control as discussed above, outstanding unvested equity awards will be converted into options, RSU awards or PBRSU awards, as applicable, denominated in Team Health shares based on the exchange ratio; provided that such awards will remain subject to the terms and conditions applicable to such awards (including vesting and exercisability terms) immediately prior to the consummation of the merger. With respect to PBRSU awards, vesting provisions relating to achievement of performance targets will be subject to revision, in the reasonable discretion of Team Health, following the closing in order to appropriately reflect the acquisition by Team Health and changes to the business of IPC as a result thereof. The 2015 PBRSUs are reported assuming a 175% payout level based on the terms of the underlying award agreement, and the 2014 PBRSUs are reported assuming a 100% payout level, in each case, based on estimated performance as of October 2, 2015. Under the terms of the award agreements, equity awards granted to the executive officers will become fully vested upon the occurrence of a change in control and a related termination of employment by IPC without cause or by the executive good reason 90 days prior to or within 18 months following the change in control.

(4)	None of our named executive officers participates in or has account balances in a qualified or non-qualified defined benefit plan or a non-qualified deferred compensation plan sponsored or maintained by us.
(5)	For Mr. Taylor, Mr. Kline and Dr. Weiner, amounts reflect the value of 12 months of continued coverage under IPC’s health and dental benefit plans, to which the executives are entitled upon the occurrence of a change in control and a related termination not for cause or for good reason 90 days prior to or within 18 months following the change in control pursuant to the Executive Change in Control Plans (Mr. Taylor—$10,124, Mr. Kline—$10,124, and Dr. Weiner—$12,285). For Dr. Singer and Mr. Russell, the amounts reflect continued coverage under IPC’s health and dental plans until they become Medicare eligible (Dr. Singer—$84,080 and Mr. Russell—$49,225). In addition, for Drs. Singer and Weiner, this amount also includes $4,801, representing the value of extended professional liability insurance coverage with respect to claims incurred by either during their term of employment with the Company.
(6)	Amounts reflect the excise tax gross up to which Mr. Taylor is entitled pursuant to the 2008 Executive Change in Control Plan.

Financing of the Merger

The amounts due to stockholders and holders of other equity-based interests under the merger agreement, which would be approximately $1.5 billion based upon the number of shares of IPC common stock (and our other equity-based interests) outstanding as of October 2, 2015, will be predominantly funded through the debt financing described below.

Team Health has entered into a debt commitment letter, dated as of August 3, 2015, with Citigroup Global Markets Inc. (which, collectively with its affiliates, we refer to as “Citi”). Pursuant to and subject to the terms of the debt commitment letter, Citi has committed to arrange and underwrite (a) senior secured credit facilities in an aggregate principal amount up to $2.20375 billion and (b) an unsecured bridge credit facility up to $545.0 million to cover (i) the acquisition of 100% of the outstanding equity of IPC pursuant to the merger agreement, (ii) the refinancing of certain existing indebtedness owed by IPC and (iii) the payment of all related fees, costs and expenses. The senior secured credit facilities will consist of either (i) an amendment to the existing amended and restated credit agreement of Team Health dated as of October 2, 2014 (which we refer to as the “Existing Credit Agreement”), with such amendment to include the addition of a new term loan facility in an aggregate principal amount of $965 million (which we refer to as the “New Term Loan Facility”) or (ii) new senior secured credit facilities to replace the aggregate principal amount of outstanding term loans and revolving commitments under the Existing Credit Agreement plus the New Term Loan Facility. Team Health will also have the option to borrow additional funds up to $545 million by means of a senior unsecured increasing rate bridge credit facility, to the extent such funds are not raised through the issuance of senior unsecured notes. The debt commitment letter terminates automatically if (i) the initial borrowing of the credit facilities does not occur within 5 business days after the outside date or (ii) the merger agreement is validly terminated prior to consummation of the merger.

In addition, if the merger agreement is terminated under specified circumstances, IPC is required to pay Team Health a termination fee of $47,000,000. See the section entitled “The Agreement and Plan of Merger—Termination Fees.”

Delisting and Deregistration of IPC Common Stock

If the merger is completed, IPC common stock will be delisted from and will no longer be traded on the NASDAQ and will be deregistered under the Exchange Act. If the merger is completed, we will no longer be an independent public company.

Litigation Related to the Merger

On August 14, 2015, a purported shareholder of IPC filed a complaint in the Delaware Court of Chancery captioned Smukler v. IPC Healthcare, Inc., et al. (Case No. 11392-CB), on behalf of a purported class of IPC shareholders. The lawsuit names IPC, each of our current directors, Team Health, and Sub as defendants. The lawsuit alleges that the individual defendants breached their fiduciary duties by, among other things, failing to take appropriate steps to maximize the value of IPC to its shareholders, failing to value IPC properly, and taking steps to avoid competitive bidding by alternate potential acquirers. The lawsuit also alleges that IPC, Team Health, and Sub aided and abetted those alleged breaches of fiduciary duties by the individual defendants. The lawsuit seeks, among other things, certification of the action as a class action; injunctive relief enjoining the merger; an accounting of all damages purportedly suffered by the plaintiff and the class including rescissory damages in favor of the plaintiff and the class; and the fees and costs associated with the litigation. On August 18, 2015, an additional lawsuit was filed in the Delaware Court of Chancery, asserting similar claims and allegations to those in the Smukler lawsuit and seeking similar relief on behalf of the same putative class. Crescente v. Singer, et al. (Case No. 11405-CB).

By Order dated September 11, 2015 (the “Consolidation Order”), the Smukler and Cresente actions were consolidated, and all further litigation relating to or arising out of the merger were directed to be consolidated with such actions under the caption In re IPC Healthcare, Inc. Stockholders Litigation, C.A. No. 11392-CB (the “Consolidated Action”). On September 17, 2015, an action captioned Spencer v. IPC Healthcare, Inc., C.A. No. 11516-CB, was filed in the Delaware Court of Chancery. Under the Consolidation Order, this action is required to be consolidated with the previously-filed actions. On September 18, a Verified Consolidated Class Action Complaint was filed in the Consolidated Action. On October 2, the defendants moved to dismiss the operative complaint.

THE AGREEMENT AND PLAN OF MERGER

Explanatory Note Regarding the Merger Agreement

The summary of the material provisions of the merger agreement set forth below and elsewhere in this proxy statement is qualified in its entirety by reference to the merger agreement, a copy of which is attached to this proxy statement as Annex A and which is incorporated by reference in this proxy statement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We encourage you to read the merger agreement carefully in its entirety.

The merger agreement is described in this proxy statement and included as Annex A with the intention of providing you with information regarding the terms of the merger. The inclusion of the merger agreement and such descriptions are not intended to modify or supplement any factual disclosures about IPC or Team Health or their respective businesses in our public reports filed with the SEC. Such public reports are available without charge through the SEC’s website at www.sec.gov. See the section entitled “Where You Can Find More Information.”

The representations, warranties and covenants made in the merger agreement by IPC, Team Health and Sub are qualified and subject to important limitations agreed to by IPC, Team Health and Sub in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to note that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to close the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement. Investors should not rely on representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of IPC, Team Health, Sub or any of their respective subsidiaries or affiliates, and investors are not entitled to rely on the representations and warranties contained in the merger agreement, which are made only for the benefit of the parties to the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement.

Date of the Merger Agreement

The merger agreement was executed by IPC, Team Health and Sub on August 4, 2015 (which we refer to as the “date of the merger agreement”).

The Merger

The merger agreement provides that, upon the terms and subject to the conditions of the merger agreement, and in accordance with Delaware law, at the effective time of the merger, Sub will be merged with and into IPC, whereupon the separate corporate existence of Sub will cease and IPC will continue under the name “Intrepid Healthcare Services, Inc.” as the surviving corporation and a wholly owned subsidiary of Team Health and shall continue to be governed by the laws of the State of Delaware. As a result of the merger, IPC, as the surviving corporation, will possess all properties, rights, privileges, powers and franchises of IPC and Sub, and all of the claims, obligations, liabilities, debts and duties of IPC and Sub will become the claims, obligations, liabilities, debts and duties of the surviving corporation.

STOCK OWNERSHIP

We have listed below, as of October 2, 2015 (except as otherwise indicated), the beneficial ownership of IPC common stock by (a) each of our directors, (b) each of our “named executive officers”, (c) all of our directors and executive officers as a group and (d) each person known by us to be the beneficial owner of more than five percent of outstanding IPC common stock. The table is based on information we received from the directors, executive officers and filings made with the SEC. We are not aware of any other beneficial owner of more than 5% of IPC common stock as of October 2, 2015. Unless otherwise indicated, each of our directors and “named executive officers” has (a) the same business address as IPC and (b) sole investment and voting power over all of the shares that he or she beneficially owns. All share numbers have been rounded to the nearest whole number.

Name and address of beneficial owner (1)	Number of shares beneficially owned (1)	Percentage of shares beneficially owned (2)
Riverbridge Partners LLC	1,795,291	10.29%
BlackRock, Inc.	1,558,000	8.93%
Wasatch Advisors, Inc.	1,185,077	6.79%
The Vanguard Group, Inc.	1,155,548	6.62%
Clifton Park Capital Management, LLC	1,129,900	6.47%
Adam D. Singer, M.D.	404,525	2.32%
R. Jeffrey Taylor	429,577	2.46%
Richard H. Kline, III	59,445	*
Richard G. Russell	146,870	*
Kerry E. Weiner, M.D.	45,323	*
Mark J. Brooks	22,127	*
Thomas P. Cooper, M.D.	45,195	*
Francesco Federico, M.D.	32,649	*
Woodrin Grossman	40,132	*
C. Thomas Smith	65,492	*
Chuck Timpe	37,292	*
Robert M. Wachter, M.D.	7,501	*
All directors and named executive officers as a group (12 persons)	1,336,128	7.66%

*	Less than 1%
(1)	Includes the following shares of common stock that are issuable to directors and named executive officers upon the exercise of stock options that are vested as of, or will vest within 60 days of October 2, 2015:

Name	Number of Shares
Adam D. Singer, M.D.	294,338
R. Jeffrey Taylor	280,002
Richard H. Kline, III	57,520
Richard G. Russell	129,485
Kerry E. Weiner, M.D.	38,315
Mark J. Brooks	16,151
Thomas P. Cooper, M.D.	37,461
Francesco Federico, M.D.	27,877
Woodrin Grossman	33,249
C. Thomas Smith	22,400
Chuck Timpe	16,400
Robert M. Wachter, M.D.	4,005